CONVERTIBLE NOTE TERM SHEET - OCTOBER 28, 2021

SKD Publishing LLC

SUMMARY OF PROPOSED TERMS FOR CONVERTIBLE PROMISSORY NOTE FINANCING

The following is a summary of the basic terms and conditions of a proposed convertible promissory note financing of SKD Publishing LLC. This term sheet is for discussion purposes only and is not binding on Company or the Investors (as defined below).

Issuer: SKD Publishing LLC (the "Company")

Financing Amount: Up to $1,000,000 worth of convertible promissory notes (the "Notes").

Closings: The Company may close the sale of the Notes in one or more closings with one or more purchasers of the Notes acceptable to the Company (the "Investors").

Investment Amount: The amount invested by an Investor for the purchase of such Investor's Convertible Securities (the "Investment Amount").

Definitive Agreement: The Notes will be issued and sold pursuant to a convertible note purchase agreement prepared by the Company's legal counsel (the "Note Purchase Agreement").

Maturity Date: Principal and unpaid accrued interest on the Notes will be due and payable twelve (12) months from the date of the Note Purchase Agreement (the "Maturity Date").

Interest: Interest will accrue on an annual basis at the rate of 5 % per annum based on a 365-day year.

Qualified Financing: The issuing of equity securities ("Equity Securities") in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $1,000,000, including conversion of the Notes and any other indebtedness.

Conversion Price: The lesser of [(i) 80% of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing (the "Discounted Conversion Price")], or [(ii) the price per share equal to $15,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) (the "Valuation Cap")].

Automatic Conversion: Automatic Conversion in a Qualified Financing. If the Company issues Equity Securities in a Qualified Financing, then the Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to the Qualified Financing at the Conversion Price. Automatic Conversion at the Maturity Date. If the Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Notes, and any accrued but unpaid interest thereon, will automatically convert into Equity Securities at the Valuation Cap.

Optional Conversion: If the Maturity Date or a Qualified Financing has not occurred, the Investor may elect to convert the entire Investment Amount into Preferred Shares at the Valuation Cap.

Sale of the Company: If a Qualified Financing has not occurred and the Company elects to consummate a sale of the Company prior to the Maturity Date, then upon the election of the Investor, either (i) the Investor shall receive a payment equal to one and half (1.5) times the Note, or (ii) the entire Investment Amount shall convert into Preferred Shares at the Valuation Cap.

Pre-Payment: The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "Requisite Holders").

Amendment and Waiver: The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.

No Security Interest: The Notes will be a general unsecured obligation of the Company.

Board Rights: The Investor will have customary information and inspection rights, including receiving an annual budget, annual unaudited financial statements, quarterly unaudited financial statements, and any other information reports prepared for shareholders.

Fees and Expenses: Each Investor will bear its own fees and expenses incurred in the transaction